UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of                                                   April 2010

WESTBRIDGE ENERGY CORPORATION

(Name of Registrant)

1687 West Broadway #200, Vancouver, British Columbia  V6J 1X2

Executive Offices

1.  Press Release: April 29, 2010

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ___     No xxx

April 29, 2010

Press Release

Westbridge Completes Financing

Westbridge Energy Corporation

TSX-V: WEB

The Company is pleased to announce the completion of a non-brokered private placement financing of $300,000. The offering consists of units at $0.10 per unit. Each unit consists of one common share and one half warrant entitling the holder to purchase one common share for each full warrant exercised at price of $0.125 per share expiring April 19, 2012. The units are subject to a four month hold period expiring August 20, 2010 and the proceeds will be used for general working capital.  In addition, the Company is pleased to announce the appointment of David Ashby as Chief Financial Officer.

The Company continues to review various opportunities to participate in oil & gas exploration and development projects.

ON BEHALF OF THE BOARD

Mr. Martin Cotter, President & Director

CONTACT INFORMATION

Corporate

Telephone 866 939 2555

“Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Westbridge Energy Corporation -- SEC File No. 000-27768

(Registrant)

Date: May 7, 2010 By: /s/ Neal Iverson Neal Iverson, Director